SELECTED FINANCIAL INFORMATION                         REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

FIVE YEAR HISTORICAL DATA
                                                 (In Thousands, Except Per Share Data)
                                          -------------------------------------------------
                                                        Year Ended December 31,
                                          -------------------------------------------------
                                            1997      1996      1995      1994      1993
                                          --------- --------- --------- --------- ---------
Net Sales . . . . . . . . . . . . . . . . $ 487,019 $ 281,508 $ 295,891 $ 242,650 $ 219,883
Income from Operations  . . . . . . . . .    74,381    51,120    53,607    38,982    25,081
Net Income  . . . . . . . . . . . . . . .    38,897    32,276    32,818    23,129    14,246
Total Assets  . . . . . . . . . . . . . .   485,625   196,996   175,480   167,665   139,317
Long-term Debt  . . . . . . . . . . . . .   192,261     2,168     2,884    16,022    19,612
Shareholders' Investment  . . . . . . . .   189,427   160,023   135,873   110,545    92,746
Per Share of Common Stock:

 Earnings Per Share . . . . . . . . . . .      1.87      1.57      1.60      1.13       .70
 Earnings Per Share - Assuming Dilution .      1.83      1.53      1.57      1.11       .69
 Cash Dividends Declared  . . . . . . . .       .48       .48       .39       .31       .27
 Shareholders' Investment . . . . . . . .      9.09      7.75      6.61      5.40      4.55

Average Number of Shares Outstanding         20,806    20,617    20,509     20,438   20,374

NOTE: All per share amounts are stated giving retroactive effect of a 2 for 1 stock split in 1994. Net income per share is based on the weighted average number of shares outstanding (as adjusted) during the respective periods.

COMMON STOCK
                                   1997                                 1996
                     ---------------------------------   --------------------------------
                          Price Range                         Price Range
                     ----------------------  Dividends   --------------------   Dividends
                         High      Low          Paid         High      Low         Paid
                     ---------   ----------  ---------   ---------   --------   ---------
1st Quarter . . . .  $  24 1/2   $  18       $  .12      $  21 7/8   $ 18       $  .10
2nd Quarter             28 1/2      22  1/2     .12         22 3/8     18 1/4      .12
3rd Quarter             32 1/4      26 1/16     .12         19 3/4     15 1/2      .12
4th Quarter             32 3/4      25 1/16     .12         20 1/4     16 3/8      .12

Regal-Beloit has paid 150 consecutive quarterly dividends through January, 1998. The approximate number of holders of common stock as of December 31, 1997 is 1,229.

QUARTERLY FINANCIAL INFORMATION

                                                   (In Thousands, Except Per Share Data)
                             ------------------------------------------------------------------------------------
                                  1st Qtr               2nd Qtr.               3rd Qtr.               4th Qtr.
                             ------------------    ------------------   -------------------    ------------------
                               1997      1996        1997       1996       1997       1996        1997      1996
                             --------  --------    ---------  -------   ----------  -------    --------   -------
Net Sales    . . . . . . . . $70,570   $75,119     $143,610   $71,817    $138,403   $68,149    $134,436   $66,423
Gross Profit . . . . . . . .  20,371    22,339       41,408    21,853      39,068    19,758      40,161    18,976
Income from Operations . . .  12,062    14,136       21,863    13,771      19,934    11,748      20,522    11,465
Net Income . . . . . . . . .   7,706     8,805       10,807     8,669       9,914     7,412      10,470     7,390
Earnings Per Share . . . . .     .37       .43          .52       .42         .48       .36         .50       .36
Earnings Per Share -
 Assuming Dilution . . . . .     .36       .42          .51       .41         .47       .35         .49       .35
Average Number of
    Shares Outstanding . . .  20,774    20,587       20,807    20,614      20,816    20,631      20,826    20,634

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS

REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

OVERVIEW

 The Company achieved record highs in net sales, net income, and earnings per share in 1997. On March 26, 1997, the Company acquired Marathon Electric Manufacturing Corporation, nearly doubling the size of the Company in terms of both sales and employees. (See "Acquisition" following.) The results of Marathon Electric, which comprises the Company's new Electrical Group, are included in the Company's financial statements after March 26, 1997.

 Net sales in 1997 increased 73.0% to $487,019,000. Of this sales increase, $201,845,000 was attributable to the Marathon Electric acquisition. Net income was $38,897,000, or $1.87 per share, 20.5% higher than net income in 1996 of $32,276,000, or $1.57 per share.

 Cash flow from operations increased 46.8% to a record $78,789,000 from $53,667,000 in 1996. Return on average shareholders' investment was 22.3%, the fourth consecutive year in excess of 20%. The Company reduced its outstanding long-term revolving debt to $192,000,000 at year-end 1997, a $52,000,000 reduction from the peak debt at March 31, 1997, immediately after the Marathon Electric acquisition.

RESULTS OF OPERATIONS

1997 versus 1996
----------------
 Net sales of the Company were $487,019,000 in 1997, a 73.0% increase from $281,508,000 in 1996. Mechanical Group net sales grew to $285,174,000 in 1997, a 1.3% increase from $281,508,000 in 1996. Several of the Mechanical Group's operating divisions, primarily those serving general industrial activity, and the agriculture and construction markets, achieved sales growth in excess of general economic growth in 1997. However, these gains were partially offset by weakness in the marine, cutting tool, and heavy equipment markets, which adversely impacted the sales of divisions serving these markets. Electrical Group 1997 net sales for the nine months as part of the Company were $201,845,000, 9% higher than for the same nine months of 1996 under Marathon Electric s former ownership. The Electrical Group achieved broad-based sales increases in motors, generators, and other electrical products. New products were introduced, new and emerging domestic markets were entered and new customers were attracted. Foreign sales rose by 13.7%, paced by generators.

 Gross profit as a percentage of sales for the Company was 29.0% in 1997 as compared to 29.5% in 1996. The decrease from 1996 was due primarily to a decline in the overall gross margin in the Mechanical Group resulting from a more competitive pricing environment in 1997 than experienced in 1996. The impact of the new Electrical Group on gross margin was minimal as its gross profit as a percentage of sales was comparable to that of the Mechanical Group.

 Company operating expenses increased to $66,627,000 in 1997 from $31,806,000 in 1996 due predominantly to the acquisition of Marathon Electric. As a percentage of net sales, operating expenses in 1997 were 13.7% as compared to 11.3% in 1996.

 Income from operations of the Company increased to $74,381,000 in 1997 from $51,120,000 in 1996. The increase was due to the $25,836,000 of income from operations contributed by the new Electrical Group from April through December 1997. Income from operations of the Mechanical Group decreased to $48,545,000 in 1997 from $51,120,000 in 1996, due primarily to the impact of the previously mentioned weakness in 1997 in several of the Group's markets.

 Interest expense in 1997 was $10,804,000 as compared to $357,000 in 1996. On March 26, 1997, the Company borrowed $242,000,000 under its Revolving Credit Facility to finance the purchase of Marathon Electric (See "Acquisition" following). The average rate of interest paid by the Company in 1997 was 6.2%. Interest income in 1997 was $810,000, reduced from $1,052,000 in 1996. The Company's interest income decreased substantially after the Marathon Electric acquisition, as the Company utilized $37,000,000 of cash for the acquisition.

 The Company's effective tax rate increased to 39.6% of income before taxes in 1997 from 37.7% in 1996. The rate increase was due primarily to the nondeductibility of the amortized goodwill associated with the Marathon Electric acquisition.

 The Company is currently in the process of implementing the required changes to its computer software programs and operating systems to be Year 2000 compliant and expects to complete these changes in 1998. The Company is also communicating with its suppliers and customers concerning Year 2000 compliance. Management believes the costs to become Year 2000 compliant will not be material to the Company's financial condition or results of operations.

1996 versus 1995
----------------
 Net sales of the Company decreased 4.9% to $281,508,000 in 1996 from $295,891,000 in 1995. The Company experienced a broad-based slowdown in most of its markets commencing in the second quarter of 1996 and continuing for the balance of the year. Sales were impacted by customers working inventories to lower levels and the end of two long-term contracts at one of the Company's divisions.

Gross profit as a percentage of sales increased to 29.5% in 1996 from 29.2% in 1995. Continued improvement in manufacturing efficiencies enabled the Company to improve margins in 1996 despite the sales decline. Operating expenses were reduced 3.2% to $31,806,000 in 1996 from $32,854,000 in 1995.
This was accomplished by the continued emphasis on close control of costs at all levels of the Company's operations.

 Interest expense in 1996 of $357,000 was below the $776,000 in 1995. Continued paydown of outstanding debt accounted for the decline. Interest income, generated by short-term investments of the Company's cash balances, increased to $1,052,000 in 1996 from $309,000 in 1995. The Company's effective tax rate decreased one-half point in 1996 to 37.7% of income before taxes from 38.2% in 1995. The 1996 effective rate decrease was due primarily to lower effective state income tax rates, net of federal benefits.

 The Company's net income in 1996 of $32,276,000 was 1.7% less than 1995 net income of $32,818,000. Despite the decline in 1996 sales, net income as a percentage of net sales increased to 11.5% from 11.1% in 1995. On a per share basis, 1996 net income was $1.57 per share as compared to $1.60 in 1995.

ACQUISITION

 On March 26, 1997, the Company acquired 100% of the stock of Marathon Electric Manufacturing Corporation, a private company, in a cash merger transaction for approximately $279,000,000. Marathon Electric, which now comprises the Company's Electrical Group, is a leading manufacturer of electric motors and generators.

 The acquisition was financed with a combination of approximately $37,000,000 of existing cash and $242,000,000 of debt. The debt was provided under a $280,000,000, 5-year, unsecured, revolving credit facility. (See also "Liquidity and Capital Resources" following).

 In connection with the acquisition, the assets and liabilities of Marathon Electric were revalued in accordance with the purchase accounting requirements of generally accepted accounting principles. The net asset value of Marathon Electric increased approximately $27,000,000, the value of goodwill being $153,963,000. While the purchase allocations included in these statements are believed to approximate the fair market value of the net assets acquired, the purchase accounting is currently preliminary and will be finalized during the first quarter of 1998.

LIQUIDITY AND CAPITAL RESOURCES

 The Company's working capital increased to $100,627,000 at December 31, 1997, from $92,613,000 a year earlier. The increase reflects the net additions to the assets and liabilities of the Company associated with the Marathon Electric acquisition. Working capital increased only modestly in 1997 because the use of $37,000,000 of Company cash to fund the acquisition reduced working capital and offset much of the impact of the net current assets acquired. The Company's current ratio decreased, also as a result of the acquisition, from 4.1:1 at December 31, 1996 to 2.4:1 at year-end 1997.

 The Company maintains a $225,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility was originally for $280,000,000 but was reduced by the Company to the current limit effective October 1, 1997. The Facility permits the Company to borrow up to the credit limit at interest rates based upon a margin above LIBOR.
The Company initially borrowed $242,000,000 under the Facility on March 26, 1997, to finance the Marathon Electric acquisition. During the balance of 1997, the Company generated sufficient cash flow to repay $50,000,000 of the initial debt borrowed, reducing the debt outstanding at December 31, 1997, to $192,000,000. During 1997 the Company paid an average interest rate of 6.2% for its borrowings. The Company was in compliance with the covenants of the Facility throughout 1997. At December 31, 1997, the Company had $33,000,000 of available borrowing capacity under the Facility.

 Additionally, the Company maintains a short-term credit line of $10,000,000. At December 31, 1997, there were no borrowings against the short-term line. Management believes the credit facilities it has in place provide sufficient borrowing capacity for the Company to finance its operations for the foreseeable future. Management also believes that future external growth from acquisitions can be adequately funded from a combination of the current credit facilities and the Company s ability to further leverage its equity with additional long-term indebtedness.

 Cash flow from operations continued to grow in 1997, reaching $78,789,000 after $53,667,000 in 1996 and $35,680,000 in 1995. After expending
$16,076,000 for property, plant and equipment in 1997 and paying $9,970,000 in dividends, the Company had sufficient cash available to repay $52,532,000 of its outstanding debt by the end of 1997. The Company plans to spend in excess of $20,000,000 for capital items in 1998. The Company believes its present facilities are sufficient to provide adequate capacity for its operations in 1998.

CAUTIONARY STATEMENT
 The following is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

With the exception of historical facts, the statements contained in the preceding are forward looking statements. Actual results may differ materially from those contemplated by the forward looking statements. These forward looking statements involve risks and uncertainties, including but not limited to, the following risks: 1) cyclical downturns affecting the markets for capital goods, 2) substantial increases in interest rates, 3) availability of material increases in the costs of select raw materials, and 4) actions taken by competitors with regard to such matters as product offering, pricing, and delivery. Investors are directed to other Company documents, such as its Annual Report on Form 10-K and Form 10-Q's, filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS                           REGAL-BELOIT CORPORATION
In Thousands of Dollars
------------------------------------------------------------------------------

ASSETS
                                                                                             December 31,
                                                                                    -----------------------------
                                                                                       1997               1996
                                                                                    ----------        -----------
Current Assets:
 Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    3,351        $  38,402
 Receivables, less allowance for doubtful accounts of
   $2,620 in 1997 and $1,190 in 1996. . . . . . . . . . . . . . . . . . . . . . . .     69,660           32,796
 Future income tax benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13,141            4,532
 Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     85,527           45,908
 Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        880              393
                                                                                    -------------     ------------
     Total Current Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    172,559          122,031
Property, Plant and Equipment:
 Land and land improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,979            6,783
 Buildings and improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . .     64,167           27,174
 Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    158,468          108,783
                                                                                    -------------     ------------
     Property, Plant and Equipment, at cost . . . . . . . . . . . . . . . . . . . .    233,614          142,740
 Less-Accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . .    (82,355)         (68,124)
                                                                                    -------------     ------------
     Net Property, Plant and Equipment  . . . . . . . . . . . . . . . . . . . . . .    151,259           74,616
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    151,358              --
Other Noncurrent Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,449              349
                                                                                    -------------     ------------
     Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 485,625        $ 196,996
                                                                                    =============     ============

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
 Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  23,590        $   9,481
 Dividends payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,500            2,477
 Accrued compensation and employee benefits . . . . . . . . . . . . . . . . . . . .     28,674           12,082
 Other accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11,434            3,816
 Federal and state income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .      5,696              886
 Current maturities of long-term debt . . . . . . . . . . . . . . . . . . . . . . .         38              676
                                                                                    -------------    -------------
     Total Current Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . .     71,932           29,418

Long-term Debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    192,261            2,168
Deferred Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     31,726            5,387
Other Noncurrent Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . .        279              --

Shareholders' Investment:
 Common stock, $.01 par value, 50,000,000 shares authorized, 20,830,226 issued
   and outstanding in 1997 and 20,644,843 issued and outstanding in 1996  . . . . .        208              206
 Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . .     38,904           37,695
 Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    150,357          121,453
 Cumulative translation adjustment  . . . . . . . . . . . . . . . . . . . . . . . .        (42)             669
                                                                                    -------------    -------------
     Total Shareholders' Investment . . . . . . . . . . . . . . . . . . . . . . . .    189,427          160,023
                                                                                    -------------    -------------
     Total Liabilities and Shareholders' Investment . . . . . . . . . . . . . . . . $  485,625       $  196,996
                                                                                    =============    =============

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME                             REGAL-BELOIT CORPORATION

In Thousands of Dollars, Except Shares Outstanding
--------------------------------------------------------------------------------------

                                                   For The Year Ended December 31,
                                            --------------------------------------------
                                                1997            1996            1995
                                            ------------    -------------   ------------
Net Sales  . . . . . . . . . . . . . . . .  $  487,019      $  281,508      $  295,891
Cost of Sales. . . . . . . . . . . . . . .     346,011         198,582         209,430
                                            ------------    -------------   ------------
Gross Profit . . . . . . . . . . . . . . .     141,008          82,926          86,461
Operating Expenses . . . . . . . . . . . .      66,627          31,806          32,854
                                            ------------    -------------   ------------
  Income From Operations . . . . . . . . .      74,381          51,120          53,607
Interest Expense . . . . . . . . . . . . .      10,804             357             776
Interest Income. . . . . . . . . . . . . .         810           1,052             309
                                            ------------    -------------   ------------
  Income Before Income Taxes . . . . . . .      64,387          51,815          53,140
Provision For Income Taxes . . . . . . . .      25,490          19,539          20,322
                                            ------------    -------------   ------------
  Net Income . . . . . . . . . . . . . . .  $   38,897      $   32,276      $   32,818
                                            ============    =============   ============

Earnings Per Share . . . . . . . . . . . .  $     1.87      $     1.57      $     1.60
                                            ============    =============   ============

Earnings Per Share - Assuming Dilution . .  $     1.83      $     1.53      $     1.57
                                            ============    =============   ============

Average Number of Shares Outstanding . . .  20,805,844      20,616,825      20,508,890
                                            ============    =============   ============

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

In Thousands of Dollars, Except Per Share Data
----------------------------------------------------------------------------------------

                                                     Common
                                                      Stock           Additional                      Cumulative
                                                       $.01            Paid-In       Retained        Translation
                                                    Par Value          Capital       Earnings         Adjustment        Total
                                                    ------------     ------------  -------------     -------------   ------------
Balance, December 31, 1994 (20,454,952 shares). .   $     205        $  36,595     $  74,265         $    (520)      $ 110,545
 Net Income . . . . . . . . . . . . . . . . . . .         --               --         32,818               --           32,818
 Dividends Declared ($.39 per share). . . . . . .         --               --             (8,004)              --       (8,004)
 Translation Adjustment . . . . . . . . . . . . .         --               --            --                (25)            (25)
 Stock Options Exercised (99,016 shares). . . . .           1              538           --                --              539
Balance, December 31, 1995 (20,553,968 shares) . .        206           37,133        99,079              (545)        135,873
 Net Income                                               --               --         32,276               --           32,276
 Dividends Declared ($.48 per share)                      --               --         (9,902)              --           (9,902)
 Translation Adjustment                                   --               --            --              1,214           1,214
 Stock Options Exercised (90,875 shares)                  --               562           --                --              562
Balance, December 31, 1996 (20,644,843 shares) . .        206           37,695       121,453               669         160,023
 Net Income                                               --               --         38,897               --           38,897
 Dividends Declared ($.48 per share)                      --               --         (9,993)              --           (9,993)
 Translation Adjustment                                   --               --            --               (711)           (711)
 Stock Options Exercised (185,383 shares)                   2            1,209           --                 --           1,211
                                                     -----------     ------------  ------------       ------------   ------------

Balance, December 31, 1997 (20,830,226 shares) . .   $    208        $  38,904     $ 150,357          $    (42)      $ 189,427
                                                     ===========     ============  ============       ============   ============

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  REGAL-BELOIT CORPORATION

In Thousands of Dollars
-----------------------------------------------------------------------------------------------

                                                                        For The Year Ended December 31,
                                                                ---------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                               1997             1996             1995
                                                                -----------      -----------      -----------
 Net income . . . . . . . . . . . . . . . . . . . . . . . . .   $    38,897      $    32,276      $    32,818
 Adjustments to reconcile net income to net cash provided
  from operating activities:
   Depreciation and amortization. . . . . . . . . . . . . . .        18,874           10,578           10,176
   Provision for deferred income taxes  . . . . . . . . . . .        13,770              (54)            (767)
   Change in assets and liabilities, net of acquisitions:
    Receivables . . . . . . . . . . . . . . . . . . . . . . .          (200)           8,799          (10,559)
    Inventories . . . . . . . . . . . . . . . . . . . . . . .           473            3,708             (936)
    Current liabilities and other, net  . . . . . . . . . . .         6,975           (1,640)           4,948
                                                                --------------   --------------   --------------

    Net cash provided from operating activities . . . . . . .        78,789           53,667           35,680

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment . . . . . . . .       (16,076)         (11,112)         (13,784)
   Business acquisition . . . . . . . . . . . . . . . . . . .      (279,260)             --               --
   Sale of property, plant and equipment  . . . . . . . . . .           515              391            3,260
   Other, net . . . . . . . . . . . . . . . . . . . . . . . .           356             (525)            (281)
                                                                --------------   --------------   --------------

   Net cash used in investing activities  . . . . . . . . . .      (294,465)         (11,246)         (10,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term debt  . . . . . . . . . . . . . . .       242,000               --               --
   Repayment of long-term debt  . . . . . . . . . . . . . . .       (52,532)          (2,721)         (13,242)
   Repayment of short-term debt . . . . . . . . . . . . . . .            --               --          (10,511)
   Stock issued under option and compensation plans . . . . .         1,211              562              539
   Dividends to shareholders  . . . . . . . . . . . . . . . .        (9,970)          (9,480)          (7,585)
                                                                --------------   --------------   --------------
   Net cash provided from (used in) financing activities  . .       180,709          (11,639)         (30,799)

EFFECT OF EXCHANGE RATE ON CASH:  . . . . . . . . . . . . . .           (84)             162                4
                                                                --------------   --------------   --------------

   Net (decrease) increase in cash and cash equivalents . . .       (35,051)          30,944           (5,920)
   Cash and cash equivalents at beginning of year . . . . . .        38,402            7,458           13,378
                                                                --------------   --------------   --------------
   Cash and cash equivalents at end of year . . . . . . . . .   $     3,351      $    38,402      $     7,458
                                                                ==============   ==============   ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest . . . . . . . . . . . . . . . . . . . . . . . . .   $    10,053      $       413      $       821
   Income Taxes . . . . . . . . . . . . . . . . . . . . . . .   $     9,509      $    19,728      $    20,254

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           REGAL-BELOIT CORPORATION
-----------------------------------------------------------------------------

For The Three Years Ended December 31, 1997

(1) NATURE OF OPERATIONS

 Regal-Beloit Corporation (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque, and the Electrical Group with its principal
line of business in electric motors and generators.   The principal markets
for the Company's products and technologies are within the United States. Sales in foreign countries represent a relatively minor but increasing proportion of total Company sales.


(2) ACCOUNTING POLICIES

Principles of Consolidation
---------------------------
 The financial statements include the accounts of the Company and its wholly owned subsidiaries.


Revenue Recognition
-------------------
 Sales and related cost of sales for all products are recognized upon shipment of the products.


Use of Estimates
----------------
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


Foreign Currency Translation
----------------------------
 Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 1997.


Cash and Cash Equivalents
-------------------------
 Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Inventories
-----------
 The approximate percentage distribution between major classes of inventory is as follows:

                                        December 31,
                                      ----------------
                                        1997     1996
                                      -------- -------
Raw Material . . . . . . . . . . . . .  13%      17%
Work In Process  . . . . . . . . . . .  23%      19%
Finished Goods and Purchased Parts . .  64%      64%

Inventories are stated at cost, which is not in excess of market. Cost for approximately 82% of the Company's inventory at December 31, 1997 and 67% at December 31, 1996, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $8,364,000 and $8,875,000 as of December 31, 1997 and 1996, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment
-----------------------------
  Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

 The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

 The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

      Description                   Life
--------------------------     --------------
Buildings and Improvements     10 to 45 years
Machinery and Equipment         3 to 15 years

(3) LEASES AND RENTAL COMMITMENTS

 Rental expenses charged to operations amounted to $3,535,000 in 1997, $1,158,000 in 1996 and $1,218,000 in 1995. Future minimum rental commitments for noncancelable operating leases having a remaining term in excess of one year as of December 31, 1997 are not material.

(4) ACQUISITION

 On March 26, 1997, the Company acquired 100% of the stock of Marathon Electric Manufacturing Corporation of Wausau, Wisconsin for approximately $279,000,000. The acquisition was financed with a combination of approximately $37,000,000 of existing cash and $242,000,000 of debt.
(See also Note 5 "Long-Term Debt and Bank Credit Facilities".) Marathon Electric is a leading manufacturer of electric motors and generators. Marathon Electric sells its products worldwide to a broad range of industries and customers.

 Results of operations for Marathon Electric have been consolidated in the Company's statements effective March 27, 1997. Unaudited pro-forma results of operations for Regal-Beloit Corporation for the years ended December 31, 1997 and 1996, as though Marathon Electric had been acquired as of January 1, 1996, are as follows:

                     (In Thousands, Except Per Share Data)
                     -------------------------------------
                            1997              1996
                     -----------------  ------------------
Pro-forma:
 Net Sales               $  549,855        $  526,752
 Net Income              $   39,602        $   35,282
 Earnings Per Share      $     1.90        $     1.71

 This acquisition was accounted for as a purchase, and the audited results shown in these statements relating to the acquisition have been prepared in accordance with generally accepted accounting principles. While the purchase allocations included in these statements are believed to approximate the fair market value of the net assets acquired, the purchase accounting is currently preliminary and will be finalized during the first quarter of 1998.

(5) LONG-TERM DEBT AND BANK CREDIT FACILITIES

                                                (In Thousands of Dollars)
Long-term debt consists of the following:              December 31,
                                                  1997            1996
                                                ---------      ---------
Revolving Credit Facility . . . . . . . . . . . $ 192,000      $    --
7-3/4% Industrial Revenue Bonds . . . . . . . .        --         1,027
Industrial Development Bonds  . . . . . . . . .        --         1,350
Other . . . . . . . . . . . . . . . . . . . . .       299           467
                                                  192,299         2,844
Less-Current maturities . . . . . . . . . . . .        38           676
Noncurrent portion  . . . . . . . . . . . . . . $ 192,261      $  2,168

  The Company maintains a $225,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility permits the Company to borrow at rates based upon a margin above LIBOR. The Facility also includes financial covenants regarding minimum net worth, maximum permitted debt and minimum interest coverage. The average interest rate paid under the Facility in 1997 was 6.2%. The Company had $33,000,000 of available borrowing capacity under the Facility at December 31, 1997.

 The Company also maintains a short-term credit line of $10,000,000 at December 31, 1997. There was no outstanding balance on the short-term credit line at December 31, 1997.

 Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value.

 Maturities of long-term debt are as follows:

 Year                 (In Thousands of Dollars)
------               --------------------------
 1998                       $      38
 1999                              43
 2000                              48
 2001                              54
 2002 and thereafter          192,116
                             ---------
 Total                      $ 192,299
                            =========

6) CONTINGENCIES

 The Company is, from time to time, party to lawsuits arising from its normal business operations. In addition, the Company is party to certain environmental cleanup proceedings. It is believed that the outcome of these lawsuits and cleanup proceedings will have no material effect on the Company's financial position or its results of operations.

<PAGE)11

(7) RETIREMENT PLANS

 The Company has a number of retirement plans that cover most of its employees. The primary plan of the Mechanical Group is a qualified discretionary profit-sharing plan covering substantially all domestic employees except those covered by collective bargaining agreements. Total expense for all profit-sharing and retirement plans of the Mechanical Group was $4,247,000, $4,041,000 and $4,477,000 in 1997, 1996 and 1995,
respectively.

 The Electrical Group has defined benefit pension plans which cover substantially all employees. Benefits provided under qualified defined benefit plans are based on employees average earnings in years immediately preceding retirement and years of credited service. Funding of the plans is in accordance with federal laws and regulations.

 Pension cost for all the defined benefit plans includes the following components:

                                 (In Thousands of Dollars)
                                     Nine Months Ended
                                     December 31, 1997
                                     -----------------
Service cost                            $       822
Interest cost                                 1,880
Actual return on assets                      (7,740)
Net amortization and deferral                 5,170
                                        ------------
Net Pension Expense                     $       132
                                        ============

 The following sets forth the funded status of the Electrical Group's defined benefit plans and the amounts reflected in the accompanying consolidated balance sheets.

                                    (In Thousands of Dollars)
Actuarial present value                  December 31, 1997
                                         -----------------
 of benefit obligations:
Vested benefit obligation . . . . . . . .  $   28,148

Accumulated benefit obligation  . . . . .  $   29,891

Projected benefit obligation  . . . . . .  $   35,316
Plan assets at fair value . . . . . . . .      44,937

Excess of plan assets over projected
 benefit obligation . . . . . . . . . . .       9,621
Unrecognized net gain . . . . . . . . . .      (3,884)
Unrecognized prior service cost . . . . .         104

Pension asset recognized in the
 consolidated balance sheets  . . . . . .      $5,841

 The actuarial valuation assumes that the present values of benefit obligations are based on a discount rate of 7.5% and annual compensation increases of 4.5%. The assumed long-term rate of return on plan assets is 9.0%.

 The Electrical Group also has defined contribution plans for substantially all salaried employees and certain hourly employees. The plans provide for matching based on participant contributions and Electrical Group profits. Matching contributions to the plans totaled $1,073,000 for the nine months ended December 31, 1997.

(8) NET INCOME PER SHARE

 The Company has adopted Statement of Financial Accounting Standards
("SFAS") No. 128, "Earnings Per Share".   The standard had no effect on the
basic presentation of Earnings Per Share. Earnings Per Share - Assuming Dilution is presented for all periods.

 The reconciliation of the denominator of the Earnings Per Share and Earnings Per Share - Assuming Dilution computations per SFAS No. 128 is as follows:

                                                  (In Thousands, Except Per Share Data)
                                                  -------------------------------------
                                                      1997         1996         1995
Net Income for Earnings Per Share  . . . . . . .   $  38,897    $  32,276    $  32,818
                                                   =========    =========    =========

Shares for Earnings Per Share  . . . . . . . . .      20,806       20,617       20,509
Dilutive Effect of Stock Options . . . . . . . .         469          458          457
                                                   ---------    --------     ---------
Shares for Earnings Per Share - Assuming Dilution     21,275       21,075       20,966
Earnings Per Share . . . . . . . . . . . . . . .   $    1.87    $    1.57    $    1.60
Earnings Per Share - Assuming Dilution . . . . .   $    1.83    $    1.53    $    1.57

(9)  STOCK OPTION PLANS

 The Company has four stock option plans available for officers, directors, and key employees. Under the Company's 1982 and 1987 Stock Option Plans, qualified incentive stock options for 614,946 and 450,000 shares, respectively, have been made available for grant and 609,760 and 435,500 shares, respectively, have been granted. Options under these plans were granted at a price that equaled the market value on the date of grant and an option's maximum term is 10 years.

 In 1991, the shareholders approved a Flexible Stock Incentive Plan. This plan permits the Company to award options from a single pool of 1,000,000 shares. Non-qualified options for 566,856 shares and qualified incentive stock options for 124,500 shares have been granted under this plan. These options were granted at prices that equaled the market value on the date of grant and an option's maximum term is 10 years.

 In 1992, the Outside Directors of the Company were awarded a one time grant of non-qualified options for an aggregate 140,000 shares. These options were granted at market value on the date of grant and expired five years from date of grant.

 A summary of the status of the Company's four stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years then ended is presented below:

                                               1997                         1996                         1995
                                     -------------------------     ------------------------    -------------------------
                                                  Weighted                     Weighted                      Weighted
                                                   Average                      Average                       Average
                                      Shares    Exercise Price     Shares    Exercise Price     Shares    Exercise Price
                                     -------------------------     ------------------------    -------------------------
Outstanding at beginning of year . .  866,418      $   8.88        873,086      $   7.84        955,420      $   7.25
Granted  . . . . . . . . . . . . . .  243,850         24.10        107,700         18.85         33,364         14.75
Exercised  . . . . . . . . . . . . . (200,336)         7.54        (96,368)         5.84       (108,448)         4.98
Forfeited  . . . . . . . . . . . . .   (2,250)        18.81        (18,000)        19.00         (7,250)        13.94
                                     ---------     --------        --------     --------       ---------     --------
Outstanding at end of year . . . . .  907,682      $  13.42         866,418     $   8.88        873,086      $   7.84

Options exercisable at year-end  . .  467,582                      616,068                      653,736

The following table summarizes information about the Company's four stock option plans outstanding at
December 31, 1997:

   Range of            Number               Number
   Exercise         Outstanding at      Exercisable at
    Prices             12/31/97            12/31/97
------------------------------------------------------
$  5.56 -  8.36         422,994             294,994
   8.37 - 12.56         116,612             116,612
  12.57 - 18.86          80,776              37,776
  18.87 - 27.81         287,300              18,200
                        -------             -------
                        907,682             467,582

 The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                           (In Thousands, Except Per Share Data)
                                              1997          1996          1995
                                          ----------    ----------    ----------
Net Income:
     As Reported . . . . . . . . . . . .  $   38,897    $   32,276    $   32,818
     Pro Forma . . . . . . . . . . . . .  $   38,100    $   32,066    $   32,711
Earnings Per Share
     As Reported . . . . . . . . . . . .  $     1.87    $     1.57    $     1.60
     Pro Forma . . . . . . . . . . . . .  $     1.83    $     1.56    $     1.60
Earnings Per Share - Assuming Dilution
     As Reported . . . . . . . . . . . .  $     1.83    $     1.53    $     1.57
     Pro Forma . . . . . . . . . . . . .  $     1.79    $     1.52    $     1.57

 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997, respectively: risk-free interest rates of 7.1%, 5.9% and 6.7% for the 1991 Plan options and 6.9% and 5.5% in 1995 and 1996 for the 1987 Plan options; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 31% in all three years.

(10)  INCOME TAXES

 The provision for income taxes is summarized as follows:

                   (In Thousands of Dollars)
              -----------------------------------
                 1997        1996         1995
              ---------    ---------    ---------
Current
 Federal . .  $  9,748     $ 16,232     $ 17,499
 State . . .       861        2,712        3,089
 Foreign . .     1,111          649          501
              --------     ---------    ---------
                11,720       19,593       21,089
Deferred . .    13,770          (54)        (767)
              --------     ---------    ---------
              $ 25,490     $ 19,539     $ 20,322
              ========     ========     =========

 A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statements of income follows:

                                1997       1996      1995
                               -----      ------    ------
Federal statutory rate          35.0%      35.0%     35.0%
State income taxes, net of
 federal benefit                 1.9        3.4       3.8
Nondeductible goodwill
 amortization                    1.6         --        --
Other, net                       1.1        (.7)      (.6)
                               ------      -----     -----
Effective tax rate              39.6%      37.7%     38.2%
                               ======      =====     =====

  Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 1997 of $18,585,000 is classified on the consolidated balance sheet as a current income tax benefit of $13,141,000 and a long-term deferred income tax liability of $31,726,000. The December 31, 1996 net deferred tax liability was $855,000, consisting of a current income tax benefit of $4,532,000 and a long-term deferred income tax liability of $5,387,000. The components of this net deferred tax liability are as follows:

                                   (In Thousands of Dollars)
                                           December 31
                                   -------------------------
                                       1997         1996
                                   -----------   -----------
Operating loss carry forward . . .   $     774    $  1,022
Inventory. . . . . . . . . . . . .       1,999       1,510
Accrued employee benefits. . . . .       4,428       1,724
Bad debt reserve . . . . . . . . .         959         334
Other  . . . . . . . . . . . . . .       2,552       1,096
   Deferred tax assets . . . . . .      10,712       5,686

Property related . . . . . . . . .     (24,277)     (6,012)
Inventory valuation reserve  . . .      (4,734)
Other  . . . . . . . . . . . . . .        (286)       (529)
   Deferred tax liabilities  . . .     (29,297)     (6,541)
Net deferred tax liability . . . .   $ (18,585)   $   (855)

(11) INDUSTRY SEGMENT INFORMATION

 Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 1997 is as follows:

                                                            (In Thousands of Dollars)
                                     --------------------------------------------------------------------------
                                        Net      Income From     Identifiable      Capital
                                       Sales      Operations        Assets        Expenditures    Depreciation
                                     ---------   -----------     ------------     ------------    -------------
1997
Mechanical Group . . . . . . . . .   $ 285,174    $  48,545      $ 158,639        $  9,482          $  10,670
Electrical Group (9 months results)    201,845       25,836        326,986(A)        6,594              4,983
                                     ---------    ---------      ------------     --------          ---------
Total Regal-Beloit Corporation . .   $ 487,019    $  74,381      $ 485,625        $ 16,076          $  15,653
                                     =========    =========      ============     ========          =========

1996 (B)
Total Regal-Beloit Corporation . .   $ 281,508    $  51,120      $ 196,996        $ 11,112          $  10,553
                                     =========    =========      ============     ========          =========

1995 (B)
Total Regal-Beloit Corporation . .   $ 295,891    $  53,607      $ 175,480        $ 13,784          $  10,149
                                     =========    =========      ============     ========          =========

(A) Includes $151,358,000 of goodwill relating to the Marathon Electric acquisition.
(B) Prior to 1997, the Company's operations were all part of the Mechanical Group.

  The Company's products manufactured and sold outside the United States were 4%, 7% and 6% of net sales in 1997, 1996 and 1995, respectively. Export sales from U.S. operations were approximately 7% of net sales in 1997, 3% in 1996 and 3% in 1995.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Regal-Beloit Corporation:

   We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP
                                                -------------------
Milwaukee, Wisconsin,                           Arthur Andersen LLP
January 28, 1998

RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, which have been applied on a consistent basis.

   The system of internal controls of Regal-Beloit Corporation is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed.
The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

   Arthur Andersen LLP, whose audit report is shown on this page, is engaged by the Board of Directors to audit the financial statements of Regal-Beloit Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards which require obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

   The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent public accountants and management to review the scope and results of audits.
In addition, the Audit Committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.


        James L. Packard               Kenneth F. Kaplan
        ----------------               -----------------
        James L. Packard               Kenneth F. Kaplan
        Chairman, President,           Vice President, Chief Financial Officer
        Chief Executive Officer        and Secretary

DIVISIONS & SUBSIDIARIES                             REGAL-BELOIT CORPORATION
-----------------------------------------------------------------------------

ELECTRICAL GROUP             MECHANICAL GROUP------------------------------------------

Domestic                     Domestic                                     International
-------                      --------                                     -------------
-Marathon Electric           -Durst               -Mastergear U.S.A.      -Costruzioni
  Wausau, WI                   Shopiere, WI         South Beloit, IL        Meccaniche
                                                                            Legnanesi S.r.L.
-Marathon Special            -Electra-Gear        -Ohio Gear/               Legnano, Italy
  Products                     Anaheim, CA          Richmond Gear
  Bowling Green, OH                                 Liberty, SC           -Mastergear (GmbH)
                                                                            Neu-Anspach,
                             -Foote-Jones/        -Regal Cutting Tools      Germany
International                  Illinois Gear        National Twist Drill
-Marathon Electric Ltd.        Chicago, IL          New York Twist Drill   -Opperman Mastergear,
  Singapore, Republic of                            South Beloit, IL         Ltd.
  Singapore                  -Grove Gear                                     Newbury, England
                               Union Grove, WI     -Velvet Drive
-Marathon Electric -                                 Transmissions
  U.K.                       -Hub City              New Bedford, MA
  Leicestershire, England       Aberdeen, SD


SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------


Corporate Headquarters
----------------------
 Regal-Beloit Corporation
 200 State Street, Beloit, WI 53511-6254
 Phone:  (608) 364-8800     Fax: (608) 364-8818

Transfer Agent, Registrar and Dividend Disbursing Agent
------------------------------------------------------
First Class, Registered
& Certified Mail            Overnight Courier
-----------------------     ----------------
BankBoston, NA              Boston EquiServe
Boston EquiServe            Blue Hills Office Park
P.O. Box 8040               150 Royall Street
Boston, MA 02266-8040       Canton, MA 02021
Phone: (781) 575-3400
Fax: (781) 575-2665

Have you received your cash dividends?
--------------------------------------
 During 1997, four quarterly cash dividends were declared on Regal-Beloit
Corporation common stock.   If you have not received all dividends to which
you are entitled, please write or call BankBoston at the  address above.

Stock Listing
-------------
 Regal-Beloit stock was first traded publicly in 1969. The Corporation began trading on the American Stock Exchange in 1976 under the symbol RBC.

Cash Dividends and Stock Splits
-------------------------------
 Regal-Beloit Corporation paid its first cash dividend in January, 1961. Since that date, Regal-Beloit has paid 150 consecutive quarterly dividends through January, 1998. The Company has raised cash dividends 33 times in the 37 years these dividends have been paid. The dividend has never been reduced. The company has also declared and issued 15 stock splits/dividends since inception.

Stock Purchases
---------------
 A shareholder should make sure that newly purchased shares are registered the same way each time they add to their holdings in order to prevent the creation of duplicate accounts. Such accounts are not only an inconvenience to the shareholder, but also increase your Company's administrative costs.

Notice of Annual Meeting
------------------------
 The Annual Meeting of shareholders will be held at 10:30 a.m., C.D.T., on Tuesday, April 21, 1998, at the Corporate Offices,
 200 State Street, Beloit, Wisconsin.

Form 10-K
---------
 A copy of the report filed by the Company with the Securities and Exchange Commission is available to shareholders upon request.

     Please direct requests to:
     Regal-Beloit Corporation
     Attn: Investor Relations
     200 State Street, Beloit, WI 53511-6254

Auditors
--------
     Arthur Andersen LLP, Milwaukee, Wisconsin.


Regal-Beloit Corporation is a Wisconsin Corporation listed on the American Stock Exchange under the symbol RBC.